

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2013

<u>Via E-mail</u>
Thomas R. Mika
Chief Executive Officer
CollabRx, Inc.
44 Montgomery Street, Suite 800
San Francisco, CA 94104

      Re: **CollabRx, Inc.**
               Form 10-K for the Fiscal Year Ended March 31, 2013
               Filed June 27, 2013
               Form 10-Q for Fiscal Quarter Ended June 30, 2013
               Filed August 14, 2013
               File No. 001-35141

Dear Mr. Mika:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Tim Buchmiller for

                        Amanda Ravitz
                        Assistant Director

cc (via e-mail):   William Davisson, Esq.
                   Goodwin Procter LLP